FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 31, 2011, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected to provide SkyEdge ™ broadband satellite terminals, deployment, operations and maintenance to support state lotteries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 31, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’s Spacenet Awarded Multi-year Contracts for over 27,000 Lottery Sites

-      Spacenet expands leadership position in lottery market with awards for Texas and Illinois, added to previous awards for Indiana, Louisiana and Iowa -

Petah Tikva, Israel -- January 31, 2011 -- Spacenet Inc., a wholly owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT), and a leading provider of broadband network solutions for business, industrial and government users, was selected to provide SkyEdge ™ broadband satellite terminals, deployment, operations and maintenance to support state lotteries. The multi-year contract awards from the past month include Texas and Illinois while Indiana, Iowa and Louisiana were deployed earlier in 2010. The five networks, totaling almost 33,000 lottery sites in all, benefit from SkyEdge’s efficient bandwidth management, security and quality of service ideal for applications requiring high availability and uptime such as lottery and gaming networks.

Spacenet has been supporting networks for the state gaming industry for almost twenty years. The company has established the trust of lottery industry partners and state lottery agencies through an ongoing commitment to the unique needs of the industry. Spacenet optimizes the performance of lottery applications over satellite and provides VSAT solutions tailored to the specific needs of the lottery market.

“Spacenet has worked with multiple gaming industry partners for almost 20 years, and we have some of the largest revenue generating lotteries as our customers,” said Spacenet CEO Andreas Georghiou. “We are focused on providing the best VSAT-based networking solutions and Total Cost of Ownership for lotteries across the continent, and look forward to serving our new customers”.

Spacenet solutions support all vendor lottery terminals and applications including video based games and traditional non-video games.  Its operations and technology have the capability and track record to support today’s most advanced lottery applications and the flexibility to host emerging games that will provide new sources of revenue in the future.

Gilat announced previously in 2010 that it has been selected to provide VSATs for lotteries in West Africa and in North Africa.

About Spacenet ®
Founded in 1981, Spacenet Inc designs, develops, and manages wireline and wireless broadband network solutions for US based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today, before completion of the lottery network deployment, has more than 100,000 operational network endpoints for customers including many Fortune 500 companies and major government agencies. Spacenet offers a complete product and services portfolio for applications ranging from primary communications for corporate applications and secure data transfer, to hot stand-by solutions for continuity of operations and network backup, or field deployable solutions for disaster recovery and emergency management. Spacenet Integrated Government Solutions, a division of Spacenet Inc., develops networks and communications solutions for agencies such as the Department of Defense, Homeland Security, the Intelligence community and other government agencies requiring highly secure, flexible solutions. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, VA; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at http://www.spacenet.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Contact:
Karen Mazor, Gilat Satellite Networks
T: +972 (0) 54 22 88 039
KarenM@gilat.com

Jon Douglas, Spacenet Inc.
T: +1 (703) 848 1221
jon.douglas@spacenet.com